SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 AUG 14 A 7:41

12 August 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08004321

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 August 2008 which we released to The Stock Exchange of Hong Kong Limited on 11 August 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
AUG 15 2008
THOMSON REUTERS

Vannay Lau
Assistant Company Secretary

Encl

e\tn\Tangshan\Extension\ltr.doc1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the joint announcement of SA and KPL dated 22 July 2008 in respect of the connected transactions for SA and discloseable and connected transactions for KPL relating to the establishment of joint venture for the acquisition, holding and development of land in Tangshan City, Hebei Province, PRC. Application has been made to the Stock Exchange for an extension of time to despatch the circular to the SA Shareholders to on or before 18 August 2008.

Reference is made to the joint announcement of SA and KPL dated 22 July 2008 (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14A.49 of the Listing Rules, SA is required to despatch to the SA Shareholders a circular within 21 days after the publication of the Announcement, which falls on or before 12 August 2008.

As SA has a secondary listing on SGX, extra time is required for sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular at around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

Accordingly, SA has made an application to the Stock Exchange for an extension of time for the despatch of SA's circular and a waiver has been granted by the Stock Exchange for an extension of time for the despatch of SA's circular to on or before 18 August 2008.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 11 August 2008

As at the date of this announcement, the SA Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END